GREER, HERZ & ADAMS, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

ATTORNEYS AT LAW

SEAN A. MONTICELLO	One Moody Plaza, 18th Floor
409.797.3247	Galveston, Texas 77550
866.422.3169 fax	www.greerherz.com
smonticello@greerherz.com

March 23, 2020

VIA EDGAR

Jessica Livingston

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American National Group, Inc.

Registration Statement on Form S-4, as amended

File No. 333-236385

Dear Ms. Livingston:

American National Group, Inc. requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 9:00 a.m., Washington, D.C. time, on March 25, 2020, or as soon as practicable thereafter.

Very truly yours,

/s/ Sean A. Monticello

cc:	J. Mark Flippin

Secretary

American National Group, Inc.

GALVESTON OFFICE: One Moody Plaza, 18th Floor ● Galveston, Texas 77550 ● 409.797.3200

BAY AREA HOUSTON OFFICE: 2525 South Shore Boulevard, Suite 203 ● League City, Texas 77573 ● 281.480.5278